Exhibit 99.1

KORE Announces Agreement to be Acquired by Searchlight Capital Partners and Abry Partners

KORE shareholders to receive $9.25 per share in cash, representing approximately 700% premium to the unaffected price

ATLANTA AND NEW YORK – February 27, 2026 – KORE Group Holdings, Inc. (NYSE: KORE) (“KORE” or the “Company”), the global pure-play Internet of Things (“IoT”) hyperscaler and leading provider of IoT Connectivity, Solutions and Analytics, Searchlight Capital Partners, L.P. and Abry Partners, each a leading global private investment firm, today announced that they have entered into a definitive agreement and plan of merger (the “Agreement”) under which Searchlight and Abry will acquire all of the shares of KORE’s issued and outstanding common stock that are not currently owned by them in an all-cash transaction valued at approximately $726 million.

The purchase price represents a 691% premium to the closing price of the Company’s common stock as of December 18, 2024, the last trading day prior to Searchlight amending its Schedule 13D with the Securities and Exchange Commission to indicate that Searchlight may seek to further invest in or evaluate a full acquisition of KORE, and a 132% premium to the closing price of the Company’s common stock as of November 3, 2025, the last trading day prior to Searchlight and Abry submitting a letter to the Company indicating an interest in acquiring the Company for $5.00 per share.

The members of the KORE Board of Directors voted unanimously in favor of the transaction, at a special meeting by all members present, and was based on the recommendation of a Special Committee of the Board consisting solely of independent directors and advised by independent financial and legal advisors. The Special Committee was established to, among other things, evaluate the advisability and fairness of strategic alternatives to the Company and its stockholders (including unaffiliated stockholders of the Company). Upon closing, KORE will operate as a privately-held company.

Abry is presently the beneficial owner of approximately 28% of the Company’s issued and outstanding shares of common stock, and Searchlight also is the holder of all of the Company’s issued and outstanding Series A-1 preferred stock (with a present liquidation preference of approximately $275 million) and the holder of warrants to purchase approximately 14% of the Company’s shares of common stock, on a fully diluted basis. Under the terms of the Agreement, Searchlight and Abry will acquire all issued and outstanding shares of KORE common stock not already owned by them at an all-cash price of $9.25 per share.

“We are pleased to have reached this agreement with Abry and Searchlight, which unlocks significant value for our stockholders at a substantial premium,” said Ron Totton, KORE’s Chief Executive Officer and President. “This agreement follows a comprehensive review of strategic alternatives by the Special Committee, which unanimously determined this transaction to be the optimal path forward. In addition to delivering immediate value to our stockholders, the partnership with Searchlight and Abry provides KORE with seasoned and strategically aligned investors to accelerate our vision as a private, customer-centric IoT leader. Both firms have an exceptional track record of helping their portfolio companies foster the growth and innovation required to be an industry leader with a loyal and satisfied customer base.”

Timothy Donahue, Chairman of KORE’s Board of Directors and Chairman of the Special Committee, said, “The KORE Board explored numerous strategic alternatives and carefully considered the best way to position KORE for long-term success. We strongly believe that the transaction with Searchlight and Abry was the best option to position KORE in the IoT marketplace and deliver the highest value to the Company’s stockholders.”

Transaction Details, Approvals and Timing

Closing of the transaction is conditioned upon, among other things, approval of the holders of a majority of the voting power represented by the outstanding shares that are entitled to vote thereon and approval by the holders of a majority of the votes cast by stockholders other than Searchlight and Abry, Board members who are affiliated with Searchlight and Abry and certain Company officers, receipt of regulatory approvals, including clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, as amended, and by the Committee on Foreign Investment in the United States (CFIUS) and other customary closing conditions.

In addition, concurrent with the signing of the merger agreement, Cerberus Telecom Acquisition Holdings, LLC, the SPAC sponsor, executed and delivered a voting and support agreement with KORE in favor of the transaction. Searchlight and Abry also executed and delivered, and certain other stockholders holding not more than 2,500,000 shares of common stock of the Company will be asked to execute and deliver, voting, support and rollover agreements with KORE in favor of the transaction. The voting agreements would terminate upon termination of the merger agreement in accordance with its terms for KORE to accept a superior offer and upon certain other circumstances.

The closing of the transaction is not subject to a financing condition. KORE expects the transaction to close during the second or third quarter of 2026.

Advisors

Rothschild & Co is acting as financial advisor and Richards, Layton & Finger, P.A. as legal advisor to the Special Committee. Troutman Pepper Locke LLP is serving as legal advisor to KORE. Wachtell, Lipton, Rosen & Katz is serving as legal advisor to Searchlight. Kirkland & Ellis LLP is acting as legal advisor to Abry. TD Cowen is acting as financial advisor to Searchlight and Abry.

About KORE

KORE is a pioneer, leader, and trusted advisor delivering mission critical IoT solutions and services. We empower organizations of all sizes to improve operational and business results by simplifying the complexity of IoT. Our deep IoT knowledge and experience, global reach, purpose-built solutions, and deployment agility accelerate and materially impact our customers’ business outcomes. For more information, visit korewireless.com.

About Searchlight

Searchlight is a global private investment firm with more than $18 billion in assets under management and offices in New York, London, Miami and Toronto. Searchlight seeks to invest in businesses where its long-term capital and strategic support accelerate value creation for all stakeholders. For more information, please visit www.searchlightcap.com.

About Abry

Abry Partners is one of the most experienced and successful sector-focused private equity investment firms in North America. Since its founding in 1989, the firm has completed over $90 billion of leveraged transactions and other private equity or preferred equity placements. Currently, the firm manages $16 billion of assets across several fund strategies.

More information about Abry Partners: www.abry.com

Additional Information and Where to Find It

In connection with the proposed merger, KORE intends to file a proxy statement with the SEC in connection with its solicitation of proxies regarding the stockholder vote to approve the merger. KORE and Parent also intend to jointly file a transaction statement on Schedule 13E-3. KORE STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT, AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, THE PROXY CARD, THE SCHEDULE 13E-3 AND ANY OTHER RELATED MATERIALS FILED WITH THE SEC WHEN THESE DOCUMENTS BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO THE MERGER, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES THERETO. Stockholders of KORE will be able to obtain a free copy of these documents (when they become available) and other documents filed by KORE with the SEC at the SEC’s website at www.sec.gov. In addition, KORE stockholders will be able to obtain a free copy of the proxy statement and all related documents filed by KORE with the SEC (when they become available) from KORE’s website at www.korewireless.com.

Participants in the Solicitation

KORE and its directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from KORE’s stockholders in connection with the proposed transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of KORE’s executive officers and directors in the solicitation by reading KORE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on April 30, 2025, and its definitive proxy statement for the 2025 annual meeting of stockholders, which was filed with the SEC on April 30, 2025 (the “2025 Proxy Statement”). To the extent that holdings of KORE’s securities have changed since the amounts printed in the 2025 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Additional information regarding the interests of such individuals in the proposed merger, which may, in some cases, be different than those of KORE’s stockholders generally, will be included in the proxy statement relating to the proposed merger when it is filed by KORE with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov and KORE’s website at www.korewireless.com.

Forward-Looking Statements

In addition to historical information, this press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include both implied and express statements regarding the completion of the transaction and timing for closing; the execution and delivery of voting, support and rollover agreements; the receipt of regulatory approvals; the benefits expected from the transaction; and KORE’s current expectations and projections relating to its future performance and business following closing. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of KORE to differ materially from the historical results or from any results expressed or implied by such forward-looking statements. Risks that could cause actual results to differ materially from those in the forward-looking statements include: the risks that the transaction will not close in the timeframe expected, or at all; the risk that the expected benefits and effects of the transaction will not be achieved; the risk that the requisite number of KORE stockholders fail to approve the transaction; the risk that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the risk that KORE’s business will suffer due to uncertainty related to the transaction; and other general economic and business risks. For a discussion of other risk factors that may impact KORE’s business, please see KORE’s filings with the SEC. KORE disclaims any obligation or duty to update or modify these forward-looking statements.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

KORE CONTACT:

Vik Vijayvergiya

VP, Investor Relations

Email: vvijayvergiya@korewireless.com

SEARCHLIGHT CONTACT:

Prosek

pro-searchlight@prosek.com

ABRY CONTACT:

FGS Global

abry@fgsglobal.com

(212) 687-8080